UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynegy Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

26817R108

(CUSIP Number)

James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817R108	13D	Page	2	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	3	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Energy Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	4	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vega Asset Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	5	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vega Energy GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	6	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I Onshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	7	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I PIE Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	8	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	9	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP Credit Advisors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	10	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Credit I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	11	of	21	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Related I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,720,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,720,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	12	of	21	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Shares, par value $0.01 (the “Shares”), of Dynegy Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1000 Louisiana Street, Suite 5800, Houston, TX 77002.

Item 2. Identity and Background.

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Asset Partners, L.P., (“Vega Asset Partners”), Vega Energy GP, LLC (“Vega Energy”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”), Luminus Special Opportunities I Master Fund, Ltd. (“Luminus I Master Fund”), LSP Credit Advisors I (“LSP Advisors”), Luminus Credit I, LLC (“Luminus Credit”) and Luminus Related I, LLC (“Luminus Related”).

Luminus Management, Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund are together referred to herein as the “Luminus Entities.” Vega Asset Partners and Vega Energy are together referred to herein as the “Vega Entities.” LSP Advisors, Luminus Credit and Luminus Related are together referred to herein as the “LSP Entities”.

The Luminus Entities, LSP Entities and Vega Entities are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Luminus Management is the manager of Luminus Energy Fund. Luminus Energy Fund is the record owner of 4,759,946 Shares. Due to its relationship with Luminus Energy Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Energy Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I Onshore. Luminus I Onshore is the record owner of 367,094 Shares. Due to its relationship with Luminus I Onshore, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I Onshore. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I Onshore is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I PIE Master. Luminus I PIE Master is the record owner of 620,025 Shares. Due to its relationship with Luminus I PIE Master, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I PIE Master. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I PIE Master is the owner.

CUSIP No.	26817R108	13D	Page	13	of	21	Pages

Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I Master Fund. Luminus I Master Fund is the record owner of 897,175 Shares. Due to its relationship with Luminus I Master Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I Master Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I Master Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Vega Energy is the General Partner of Vega Assets Partners. Vega Asset Partners is the record owner of 1,461,266 Shares. Due to its relationship with Vega Asset Partners, Vega Energy may be deemed to have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Vega Energy may be deemed to have shared beneficial ownership of the Shares of which Vega Asset Partners is the owner. Vega Energy, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control the Vega Entities and have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Vega Asset Partners. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal is the president of Vega Energy.

LSP Advisors is the manager of Luminus Credit. Luminus Credit is the record owner of 1,210,253 Shares. Due to its relationship with Luminus Credit, LSP Advisors may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Credit. As such, LSP Advisors may be deemed to have shared beneficial ownership of the Shares of which Luminus Credit is the owner. LSP Advisors, however, disclaims beneficial ownership of such Shares.

LSP Advisors is the manager of Luminus Related. Luminus Related is the record owner of 404,324 Shares. Due to its relationship with Luminus Related, LSP Advisors may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Related. As such, LSP Advisors may be deemed to have shared beneficial ownership of the Shares of which Luminus Related is the owner. LSP Advisors, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control the LSP Entities and have shared voting and investment power with respect to the Shares owned by LSP Advisors, Luminus Credit and Luminus Related. As such, Mr. Segal may be

CUSIP No.	26817R108	13D	Page	14	of	21	Pages

deemed to have shared beneficial ownership of the Shares owned by LSP Advisors, Luminus Credit and Luminus Related. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal is the president of LSP Credit Advisors.

Each Reporting Person, other than Luminus Energy Fund, Luminus I PIE Master and Luminus I Master Fund, is organized in the state of Delaware. Luminus Energy Fund is organized under the laws of Bermuda. Luminus I PIE Master and Luminus I Master Fund are organized under the laws of the Cayman Islands. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 1700 Broadway, 38th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 9,720,083 Shares, as detailed in Item 5. Each of the Reporting Persons acquired an aggregate of 8,085,188 of these Shares pursuant to the Issuer’s plan of reorganization, which was confirmed on September 10, 2012, a copy of which was filed by the Issuer on Form 8-A on October 1, 2012 and is incorporated by reference herein. In addition, Luminus Energy Fund, Vega Asset Partners, Luminus I PIE Master and Luminus I Onshore acquired an additional 1,633,965 Shares, which were purchased on the open market after their issuance upon the Issuer’s emergence from bankruptcy. The aggregate purchase price for the purchased Shares was $30,854,649.93 (exclusive of brokerage commissions and fees), which amount has come from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares (through acquisition of certain claims in respect of which the Shares were distributed and (in some cases) acquisition of certain Shares directly from parties that received Shares in satisfaction of claims) for investment purposes in the ordinary course of business. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to,

CUSIP No.	26817R108	13D	Page	15	of	21	Pages

engage in discussions with management and the Board of Directors of the Issuer and other holders of the Shares, concerning the business (including, without limitation, the Issuer’s assets and capital structure) and the future plans of the Issuer, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of October 11, 2012, Luminus Energy Fund is the record owner of 4,759,946 Shares, representing approximately 4.8% of the outstanding Shares. Vega Asset Partners is the record owner of 1,461,266 Shares, representing approximately 1.4% of the outstanding Shares. Luminus I Onshore is the record owner of 367,094 Shares, representing approximately 0.4% of the outstanding Shares. Luminus I PIE Master is the record owner of 620,025 Shares, representing approximately 0.6% of the outstanding Shares. Luminus I Master Fund is the record owner of 897,175 Shares, representing approximately 0.9% of the outstanding Shares. Luminus Credit is the record owner of 1,210,253 Shares, representing approximately 1.2% of the outstanding Shares. Luminus Related is the record owner of 404,324 Shares, representing approximately 0.4% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Luminus Management, LLC	0	9,720,083	9,720,083	9.7%
Luminus Energy Partners Master Fund, Ltd.	0	9,720,083	9,720,083	9.7%
Vega Asset Partners, L.P.	0	9,720,083	9,720,083	9.7%
Vega Energy GP, LLC	0	9,720,083	9,720,083	9.7%
Luminus Special Opportunities I Onshore, L.P.	0	9,720,083	9,720,083	9.7%
Luminus Special Opportunities I PIE Master, L.P.	0	9,720,083	9,720,083	9.7%
Luminus Special Opportunities I Master Fund, Ltd	0	9,720,083	9,720,083	9.7%
LSP Credit Advisors I, LLC	0	9,720,083	9,720,083	9.7%
Luminus Credit I, LLC	0	9,720,083	9,720,083	9.7%
Luminus Related I, LLC	0	9,720,083	9,720,083	9.7%

*	Based on 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108	13D	Page	16	of	21	Pages

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 9,720,083 Shares, representing approximately 9.7% of the outstanding Shares. The percentages used herein are based on the 100,000,000 Shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

(c) All transactions in the Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated October 11, 2012 (filed herewith).

7.2	Power of Attorney, dated October 11, 2012 (filed herewith).

7.3	Joint Chapter 11 Plan of Reorganization for Dynegy Holdings, LLC and Dynegy, Inc., confirmed September 10, 2012 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on October 1, 2012).

CUSIP No.	26817R108	13D	Page	17	of	21	Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

CUSIP No.	26817R108	13D	Page	18	of	21	Pages

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett

Luminus Special Opportunities I Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LSP Credit Advisors I, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Credit I, LLC

By:	LSP Credit Advisors I, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Related I, LLC

By:	LSP Credit Advisors I, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No.	26817R108	13D	Page	19	of	21	Pages

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL	QUANTITY	PRICE*
Luminus Energy Partners Master Fund, Ltd.	3-Oct-12	BUY	29,795.00	$19.56
Luminus Energy Partners Master Fund, Ltd.	3-Oct-12	BUY	50,000.00	$19.00
Luminus Energy Partners Master Fund, Ltd.	3-Oct-12	BUY	50,000.00	$20.00
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	BUY	1,170.00	$18.81
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	BUY	3,500.00	$19.12
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	BUY	80,034.00	$19.08
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	BUY	102,527.00	$18.90
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	SELL	15,000.00	$19.10
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	SELL	5,000.00	$19.10
Luminus Energy Partners Master Fund, Ltd.	4-Oct-12	SELL	8,800.00	$19.13
Luminus Energy Partners Master Fund, Ltd.	5-Oct-12	BUY	25,000.00	$18.35
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	4,449.00	$18.42
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	7,058.00	$18.50
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	300.00	$18.36
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	18,200.00	$18.50
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	45,500.00	$18.50
Luminus Energy Partners Master Fund, Ltd.	8-Oct-12	BUY	28,800.00	$18.50
Luminus Energy Partners Master Fund, Ltd.	9-Oct-12	BUY	273.00	$18.25
Luminus Energy Partners Master Fund, Ltd.	9-Oct-12	BUY	3,260.00	$18.24
Luminus Energy Partners Master Fund, Ltd.	9-Oct-12	BUY	30,000.00	$18.30
Luminus Energy Partners Master Fund, Ltd.	9-Oct-12	BUY	300,000.00	$17.60
Luminus Energy Partners Master Fund, Ltd.	10-Oct-12	BUY	60,000.00	$17.60

CUSIP No.	26817R108	13D	Page	20	of	21	Pages

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL	QUANTITY	PRICE*
Vega Asset Partners, L.P.	3-Oct-12	BUY	7,945.00	$19.56
Vega Asset Partners, L.P.	4-Oct-12	BUY	21,954.00	$18.90
Vega Asset Partners, L.P.	4-Oct-12	BUY	15,006.00	$19.08
Vega Asset Partners, L.P.	4-Oct-12	BUY	900.00	$19.12
Vega Asset Partners, L.P.	4-Oct-12	BUY	345.00	$18.81
Vega Asset Partners, L.P.	5-Oct-12	BUY	25,000.00	$18.35
Vega Asset Partners, L.P.	8-Oct-12	BUY	1,800.00	$18.50
Vega Asset Partners, L.P.	8-Oct-12	BUY	551.00	$18.42
Vega Asset Partners, L.P.	8-Oct-12	BUY	700.00	$18.50
Vega Asset Partners, L.P.	8-Oct-12	BUY	4,500.00	$18.50
Vega Asset Partners, L.P.	9-Oct-12	BUY	5,000.00	$18.30
Vega Asset Partners, L.P.	9-Oct-12	BUY	50,000.00	$17.60
Vega Asset Partners, L.P.	9-Oct-12	BUY	27.00	$18.25
Vega Asset Partners, L.P.	9-Oct-12	BUY	543.00	$18.24
Vega Asset Partners, L.P.	10-Oct-12	BUY	10,000.00	$17.60
Luminus Special Opportunities I Onshore, L.P.	3-Oct-12	BUY	18,467.00	$19.56
Luminus Special Opportunities I Onshore, L.P.	3-Oct-12	BUY	18,594.00	$19.00
Luminus Special Opportunities I Onshore, L.P.	3-Oct-12	BUY	18,594.00	$19.60
Luminus Special Opportunities I Onshore, L.P.	3-Oct-12	BUY	18,600.00	$20.00
Luminus Special Opportunities I Onshore, L.P.	3-Oct-12	BUY	26,026.00	$19.60
Luminus Special Opportunities I Onshore, L.P.	4-Oct-12	BUY	695.00	$18.81

CUSIP No.	26817R108	13D	Page	21	of	21	Pages

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL	QUANTITY	PRICE*
Luminus Special Opportunities I Onshore, L.P.	4-Oct-12	BUY	2,200.00	$19.12
Luminus Special Opportunities I Onshore, L.P.	4-Oct-12	BUY	29,763.00	$19.08
Luminus Special Opportunities I Onshore, L.P.	4-Oct-12	BUY	46,679.00	$18.90
Luminus Special Opportunities I Onshore, L.P.	9-Oct-12	BUY	585.00	$18.24
Luminus Special Opportunities I Onshore, L.P.	9-Oct-12	BUY	5,600.00	$18.30
Luminus Special Opportunities I Onshore, L.P.	9-Oct-12	BUY	55,783.00	$17.60
Luminus Special Opportunities I Onshore, L.P.	10-Oct-12	BUY	11,157.00	$17.60
Luminus Special Opportunities I PIE Master, L.P.	3-Oct-12	BUY	31,193.00	$19.56
Luminus Special Opportunities I PIE Master, L.P.	3-Oct-12	BUY	31,400.00	$20.00
Luminus Special Opportunities I PIE Master, L.P.	3-Oct-12	BUY	31,406.00	$19.60
Luminus Special Opportunities I PIE Master, L.P.	3-Oct-12	BUY	31,406.00	$19.00
Luminus Special Opportunities I PIE Master, L.P.	3-Oct-12	BUY	43,974.00	$19.60
Luminus Special Opportunities I PIE Master, L.P.	4-Oct-12	BUY	1,190.00	$18.81
Luminus Special Opportunities I PIE Master, L.P.	4-Oct-12	BUY	3,700.00	$19.12
Luminus Special Opportunities I PIE Master, L.P.	4-Oct-12	BUY	50,270.00	$19.08
Luminus Special Opportunities I PIE Master, L.P.	4-Oct-12	BUY	78,840.00	$18.90
Luminus Special Opportunities I PIE Master, L.P.	9-Oct-12	BUY	1,046.00	$18.24
Luminus Special Opportunities I PIE Master, L.P.	9-Oct-12	BUY	9,400.00	$18.30
Luminus Special Opportunities I PIE Master, L.P.	9-Oct-12	BUY	94,217.00	$17.60
Luminus Special Opportunities I PIE Master, L.P.	10-Oct-12	BUY	18,843.00	$17.60

*	Excludes brokerage fees and commissions.